Buenos Aires, January 29, 2018

 Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Relevant Event. Dispatch priority authorization

for Pampa Energía and de la Bahía Wind Farms.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. (“BYMA”) in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA) notified the dispatch priority authorization for Pampa Energía and de la Bahía Wind Farms, in which the Company will make an estimate investment of US$ 140 million.

The wind farms will have a joint installed capacity of 100 MW that, together with the capacity of Corti Wind Farm, add up to a total of 200 MW of renewable energy capacity that the Company is currently developing.

The dispatch priority authorization (28 MW for de la Bahía Wind Farm and 50 MW for Pampa Energía Wind Farm) will ensure the dispatch of both wind farms and serve as a guarantee for our clients that opted for a renewably energy supply by our wind farms.

The above mentioned projects are part of the Company’s strategy of focusing its investments in the expansion of our electric energy installed capacity generation as well as in natural gas production, and are an example of our commitment with the execution of new investments on renewable energy.

Sincerely,

_________________

Victoria Hitce

Head of Market Relations